Exhibit 99.1

Tesoro Corporation Announces Election of Edward G. Galante to Board of Directors

SAN ANTONIO – February 23, 2016 - Tesoro Corporation (NYSE:TSO) today announced the appointment of Edward G. Galante to the Company’s Board of Directors, increasing the Board from nine to ten members, effective March 1, 2016.

Mr. Galante served as Senior Vice President and a member of the Management Committee of ExxonMobil Corporation from 2001 until his retirement in 2006. Prior to that, he held various management positions of increasing responsibility during his more than 30 years with ExxonMobil, including serving as Executive Vice President of ExxonMobil Chemical Company from 1999 to 2001.

Mr. Galante serves on the board of directors of Celanese Corporation, Clean Harbors, Inc. and Praxair, Inc. He also serves on the boards of the United Way Foundation of Metropolitan Dallas and the United Way of Metropolitan Dallas, and is the Vice Chairman of the Board of Trustees of Northeastern University.

“We are delighted to welcome Ed to our Board of Directors,” said Greg Goff, Chairman, President and CEO of Tesoro. “His strong industry knowledge, operational leadership, strategic planning, risk management and financial expertise will bring additional strengths and perspectives to our Board.”

Mr. Galante will serve on Tesoro’s Board of Directors until the Company’s annual meeting of stockholders in May 2016, at which time he will be a nominee for election by stockholders.

Tesoro Corporation, a Fortune 100 company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates six refineries in the western United States with a combined capacity of over 875,000 barrels per day and ownership in a logistics business, which includes a 36% interest in Tesoro Logistics LP (NYSE: TLLP) and ownership of its general partner. Tesoro's retail-marketing system includes over 2,300 retail stations under the ARCO®, Shell®, Exxon®, Mobil®, USA Gasoline™ and Tesoro® brands.

Contact:

Investors:
Sam Ramraj, Vice President, Investor Relations, (210) 626-4757

Media:
Tesoro Media Relations, media@tsocorp.com, (210) 626-7702